Caledonia reduces exercise price of outstanding options

Toronto, Ontario – September 4, 2009: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) proposes to reduce the exercise price of 32,580,000 share purchase options currently outstanding from exercise prices averaging approximately $0.1719 per share to $0.07 per share.  These share purchase options are in favour of directors, officers and service providers.  This reduction recognises the fact that the existing options are all substantially “out of the money” due to the reduced trading price of Caledonia’s shares which, in common with most other publicly traded shares, has been adversely affected by the recent economic and market downturn.  The existing option arrangements no longer provide an incentive to directors, officers and service providers and is the reason for this proposal.

The Toronto Stock Exchange rules require that options with reduced exercise prices cannot be exercised at the reduced prices until the reduction has been approved by the shareholders.  The reduction will be submitted to the shareholders for approval at the next general meeting of Caledonia’s shareholders.

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation T: +27 11 447 2499 E: marklearmonth@caledoniamining.com	Alex Buck BuckBias T: +44 7932 740 452	Martin Eales RBC Capital Markets T: +44 20 7029 7881